Notice to ASX/LSE 2 August 2022 Rio Tinto completes sale of Cortez Gold Royalty for $525 million in cash Rio Tinto has completed the sale of a royalty it holds on an area including the Cortez mine operational area and the Fourmile development project in Nevada (the “Cortez Complex”) to RG Royalties LLC, a direct wholly-owned subsidiary of Royal Gold Inc., for $525 million in cash. The Cortez Royalty is a 1.2%1 gross production royalty on (i) the Cortez gold mine that is operated by Nevada Gold Mines, a joint venture between Barrick Gold Corporation (“Barrick”) and Newmont Corporation; and (ii) the Fourmile project which is 100% owned and operated by Barrick. Rio Tinto obtained the royalty as partial consideration for the sale of its 40% interest in the Cortez Complex to Barrick in 2008. Royalty payments commence once the Cortez Complex has produced a total of 15 million ounces of gold since 2008. This is expected to occur imminently. Rio Tinto Chief Financial Officer Peter Cunningham said: “This transaction unlocks hidden value from our portfolio and releases cash immediately.” 1 Royalty calculated as 1.2% at current gold prices. The royalty rate is determined based on a scale from 0% at gold prices less than US$400/oz up to 3% at gold prices greater than $900/oz, calculated on 40% of the production from the undivided Cortez Complex land package. EXHIBIT 99.2

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com